Exhibit 99.1

Rogers Communications 333 Bloor Street East Toronto, Ontario M4W 1G9 February 24, 2014

To:	The Toronto Stock Exchange

Canadian Securities Regulatory Authorities

The Canadian Depository for Securities Ltd.

Rogers Communications Inc. – Notice of Meeting and Record Date

Dear Sirs/Madams:

We advise you of the following dates in connection with the Annual and Special General Meeting of Shareholders:

Meeting Type:	Annual and Special General Meeting

Record Date for Notice of Meeting:	03/12/2014

Record Date for Voting:	03/12/2014

Beneficial Ownership Determination Date:	03/12/2014

Meeting Date:	04/22/2014

Securities Entitled to Notice:	CLASS A VOTING CLASS B NON-VOTING

Securities Entitled to Vote:	CLASS A VOTING

Meeting Location:	Toronto

Yours very truly,

“Graeme H. McPhail”
Graeme H. McPhail Associate General Counsel